

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2014

Via E-mail
Ira Dansky
Executive Vice President, General Counsel and Secretary
The Jones Group Inc.
1411 Broadway, 36th Floor
New York, New York 10018

> **Re:** **The Jones Group Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 17, 2014**
> **File No. 001-10746**

Dear Mr. Dansky:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: George Schoen, Esq.
        Cravath, Swaine & Moore LLP